

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2013

Via E-mail
Stephen Alfers
Chief Executive Officer and President
Pershing Gold Corporation
1658 Cole Boulevard
Building 6 – Suite 210
Lakewood, CO 80401

> **Re:** **Pershing Gold Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 29, 2013**
> **File No. 000-054710**

Dear Mr. Alfers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal No. 4 – Approval to Effect Reverse Stock Split of Common Stock

Effect of the Reverse Stock Split, page 10

1. Please remove the statement in the second paragraph of this section on page 10 that common stock issued pursuant to the reverse stock split would remain "fully paid and non-assessable" as this is a legal opinion that you are not qualified to make.

2. Please disclose here that, if a reverse stock split occurs, you may not implement a reduction in authorized common stock or you may not implement a proportionate reduction in authorized common stock which would give you the authority to issue a greater number of shares of common stock than prior to the reverse split. Refer to page 13. In addition, please disclose here, if true, that no further shareholder approval would be required to issue such additional shares, that any such additional authorized shares

could have an anti-takeover effect, that the issuance of such additional authorized shares may have a dilutive effect on the existing shareholders and, if true, that you have no current plans, agreements, arrangements or understandings for the issuance of any such additional shares. Similarly, please disclose on page 13 in Proposal 5 that if the authorized shares are not reduced in proportion to the reverse stock split, the resulting additional shares could have an anti-takeover effect and result in dilution for the existing shareholders.

Certain Federal Income Tax Consequences of the Reverse Stock Split, page 12

3. Please clarify that this section discloses the material federal income tax consequences of the reverse stock split by removing the word "certain."

4. Please remove the statements that "this discussion is for general information only" and that each stockholder should consult his, her or its own tax advisor concerning the particular U.S. Federal Tax consequences of the reverse stock split" as stockholders are entitled to rely on the disclosure in this section.

Executive Compensation, page 18

Summary Compensation Table, page 18

5. With respect to the stock awards reported in the stock awards and option awards columns, please revise to disclose in a footnote all assumptions made in the valuation by reference to a discussion of the assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis section. Refer to Instruction 1 to Item 402(n)(2)(v) and (vi) of Regulation S-K. Please also similarly revise the Director Compensation table on page 16. Refer to Instruction to Item 402(r).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
Deborah J. Friedman
Davis Graham & Stubbs LLP